                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            DUCK HEAD APPAREL COMPANY, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                        (Title of Class of Securities)

                                   26410P 10 3
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                                (CUSIP Number)


                              HB ACQUISITION CORP.
                     TROPICAL SPORTSWEAR INT'L CORPORATION
--------------------------------------------------------------------------------
                      (Names of Persons Filing Statement)

                                 Michael Kagan
              Executive Vice President and Chief Financial Officer
                     Tropical Sportswear Int'l Corporation
                             4902 W. Waters Avenue
                           Tampa, Florida 33634-1302
                           Telephone: (813) 249-4900
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 26, 2001
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 26410P 10 3                           PAGE     2    OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Tropical Sportswear Int'l Corporation
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          Not applicable.
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,234,891
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,234,891
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,234,891
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
          ---------------------------------------------------------------------

CUSIP NO. 26410P 10 3                           PAGE     3    OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          HB Acquisition Corp.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          Not applicable
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Georgia
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,234,891
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,234,891
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,234,891
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]
          (SEE INSTRUCTIONS)
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
          ---------------------------------------------------------------------

                                  SCHEDULE 13D


         ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Shares"), of Duck Head Apparel Company, Inc., a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1020 Barrow Industrial Parkway, Winder, Georgia 30680.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f). The names of the persons filing this statement are Tropical Sportswear Int'l Corporation, a Florida corporation ("Tropical"), and HB Acquisition Corp., a Georgia corporation ("HB"). Tropical and HB are hereinafter sometimes referred to as the "Reporting Persons". HB is a wholly owned subsidiary of Tropical.

         The address of the principal business and the principal office of Tropical is 4902 West Waters Avenue, Tampa, Florida 33634-1302. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Tropical is set forth on Schedule A. Tropical produces high quality casual and dress men's and women's apparel and provides major apparel retailers with comprehensive brand management programs. Tropical's programs currently feature pants, shorts, shirts, coats and denim jeans for men and pants and skirts for women. These products are marketed under Tropical's owned national brands such as Savane(R) and Farah(R), licensed brand names including Bill Blass(R), John Henry(R), Van Heusen(R) and Victorinox(R) and Tropical's owned private brands including Bay to Bay(R), Original Khaki Co.(R), Authentic Chino Casuals(R), Flyers(TM) and Two Pepper(R). Tropical distinguishes itself by focusing on the apparel retailers' return on investment. Tropical also provides the retailer with customer, product and market analysis, apparel design, merchandising and inventory forecasting. Tropical markets its apparel through all major retail distribution channels, including department and specialty stores, national chains, catalog retailers, discount and mass merchants and wholesale clubs. Tropical's mission is to profitably deliver apparel products faster, better and cheaper than anyone in the world.

         The address of the principal business and the principal office of HB is 4902 West Waters Avenue, Tampa, Florida 33634-1302. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of HB is set forth on Schedule B. HB is a wholly owned subsidiary of Tropical. HB has not carried on any activities other than in connection with the merger agreement.

         (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.


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

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

         ITEM 4.  PURPOSE OF TRANSACTION.

         On June 26, 2001, Tropical, HB and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement contemplates an acquisition of the Issuer by Tropical (the "Acquisition") at a purchase price of $4.75 net per share in cash, which will be effected by (i) a tender offer (the "Offer") by HB for all of the issued and outstanding Shares, and (ii) a merger of HB with and into the Issuer (the "Merger"). The Merger Agreement is attached as Exhibit 1.

         On June 26, 2001, Tropical and HB entered into a Tender and Option Agreement (the "Tender and Option Agreement") with each of William F. Garrett, Mark I. Goldman, C.C. Guy, Dr. James F. Kane, Dr. Max Lennon, E. Erwin Maddrey, II, Buck A. Mickel, William V. Roberti and Robert D. Rockey (the "Insider Stockholders"). Pursuant to the Tender and Option Agreement, on the terms set forth therein, each of the Insider Stockholders has agreed to tender and not withdraw his Shares in the Offer and to vote his Shares in favor of the Merger Agreement and the Merger at any meeting of the Issuer's shareholders called for that purpose. In addition, each of the Insider Stockholders has granted Tropical a proxy to vote his Shares in favor of the Merger Agreement and the Merger. As of June 26, 2001, the Insider Stockholders owned an aggregate of 1,234,891 Shares. The Tender and Option Agreement is attached as Exhibit 2.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(i) Tropical has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,234,891 Shares, representing approximately 38% of the outstanding Shares of the Issuer.

         (a)(ii) HB has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,234,891 Shares, representing approximately 38% of the outstanding Shares of the Issuer.

         Except as set forth in this Item 5(a) and in Item 5(c), neither of the Reporting Persons, nor any other person controlling any Reporting Person nor, to the best knowledge of any Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

         (b)(i) Tropical has shared power to vote and dispose of 1,234,891
Shares.

         (b)(ii) HB has shared power to vote and dispose of 1,234,891 Shares.

         (c) Except for the 1,234,891 Shares subject to the Tender and Option Agreement described in Item 4 above and as described in this Item 5(c), during the past sixty days, neither the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B has effected any transactions in the Shares.

         (d) Inapplicable.

         (e) Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the arrangements described in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement and Plan of Merger dated as of June 26, 2001 among Tropical, HB and the Issuer (filed as
                           Exhibit 2 to the Current Report on Form 8-K of the Issuer dated June 26, 2001).

         Exhibit 2 Tender and Options Agreements dated as of June 26, 2001 among Tropical, HB and each of William F. Garrett, Mark I. Goldman, C.C. Guy, Dr. James F. Kane, Dr. Max Lennon, E. Erwin Maddrey, II, Buck A. Mickel, William V. Roberti and Robert D. Rockey, Jr. (the form of which is filed as Exhibit 10 to the Current Report on Form 8-K of the Issuer dated June 26, 2001).

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

DATED: July 6, 2001

                          HB ACQUISITION CORP.


                          By:  /s/ Michael Kagan
                             --------------------------------------------------
                          Name:  Michael Kagan
                          Title: President


                          TROPICAL SPORTSWEAR INT'L CORPORATION


                          By:  /s/ Michael Kagan
                             --------------------------------------------------
                          Name:  Michael Kagan
                          Title: Executive Vice President and Chief Financial
                                 Officer

                                   Schedule A
    Directors and Executive Officers of Tropical Sportswear Int'l Corporation

The following table sets forth the name, business address and present occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Tropical Sportswear Int'l Corporation. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is c/o Tropical Sportswear Int'l Corporation, 4902 West Waters Avenue, Tampa, Florida 33634-1302. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Tropical Sportswear Int'l Corporation. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Tropical Sportswear Int'l Corporation, or the organization indicated, for the past five years. Directors are identified by an asterisk.


                                         Present Principal Occupation or Employment; Material Positions Held During
Name and Business Address                                          the Past Five Years
-------------------------------       ---------------------------------------------------------------------------------
(*)William W. Compton                 Mr. Compton has served as Chairman of the Board, Chief Executive Officer and a Director of TSI and its predecessors since November 1989. He has served as
                                      President of TSI since January 2001. He also served as President of TSI from November 1989 to November 1994. Mr. Compton has over 30 years of experience in the apparel industry. Prior to joining TSI, he served as
                                      President and Chief Operating Offer of Munsingwear, Inc., an apparel manufacturer and marketer, President/Executive Vice President of Corporate
                                      Marketing for five apparel divisions of McGregor/Faberge Corporation and
                                      President, U.S.A. and a director of Farah Manufacturing Corporation. Mr.
                                      Compton currently serves on the Board of Directors for the Center for
                                      Entrepreneurship for Brigham Young University, and is the Chairman of the
                                      Board of Directors of the American Apparel and Footwear Association and is
                                      a member of its Executive Committee.

(*)Michael Kagan                      Mr. Kagan has served as Executive Vice President, Chief Financial Officer,
                                      Secretary and Vice Chairman of the Board of TSI and its predecessors since
                                      November 1989. He was also Treasurer of TSI from November 1989 to January 1998.
                                      Mr. Kagan has more than 30 years experience in the apparel industry. Prior to joining TSI, Mr. Kagan served as Senior Vice President of Finance for
                                      Munsingwear, Inc. and as Executive Vice President and Chief Operating Officer
                                      of Flexnit Company, Inc., a manufacturer of women's intimate apparel.

(*)Leon H. Reinhart                   Mr. Reinhart has served as a Director of TSI since August 1997. Mr. Reinhart
P.O. Box 5000-85                      has been President, Chief Executive Officer and a director of First National
Rancho Santa Fe, California           Bank based in San Diego, California since May 1996 through May 2001. Prior to
92067                                 such time, Mr. Reinhart's experience includes 28 years as an executive with
                                      Citibank, N.A. and its affiliates in a variety of domestic and international positions.  Mr. Reinhart also serves as a Director on the Boards of
                                      Shop-A-Z.com, Elamex, S.A., San Diago Dialogue and the International
                                      Community Foundation.

(*)Charles J. Smith                   Mr. Smith became a director of TSI in June 1998. Previously he had been
202 Micmac Lane                       director of Farah since March 1994. For more than five years prior to his
Jupiter, Florida 33458                retirement in 1994, Mr. Smith served in various capacities with Crystal
                                      Brands, Inc., an apparel manufacturer and marketer, most recently as an
                                      Executive Vice President. Since then, Mr. Smith has served as a consultant to various apparel companies. In May 1995, Mr. Smith became a partner in and director of Phoenix Apparel Group, Inc., a privately-held apparel sourcing and consulting company.

                                         Present Principal Occupation or Employment; Material Positions Held During
Name and Business Address                                          the Past Five Years
-------------------------------       ---------------------------------------------------------------------------------
(*)Jesus Alvarez-Morodo               Mr. Alvarez-Morodo has served as a Director of TSI and its predecessors since
Citizen of Mexico                     November 1989. Mr. Alvarez-Morodo has been Vice Chairman of the Board of
Virginia Fabregas #80                 Elamex, S.A. de C.V., a manufacturing company controlled by Accel S.A. de
Col. San Rafael                       C.V. since 1995 and a Director of Elamex since 1990. Accel is a publicly
Mexico, D.F. 06470                    traded Mexican holding company having subsidiaries engaged in warehousing, distribution and manufacturing. He has been President and Chief Executive
                                      Officer of Accel since 1992 and has held various positions with Accel and its predecessor, Grupo Chihuahua S.A. de C.V., and its subsidiaries since 1982, including Vice President from 1989 to 1992 and Vice Chairman since 1999.


(*)Leslie Gillock                     Ms. Gillock has served as a Director of TSI since August 1997. Ms. Gillock
Springs Industries, Inc.              has served as Vice President Brand Management of Springs Industries, Inc.
P.O. Box 70                           since October 1999. Previously, Ms. Gillock served in various capacities
Ft. Mill, South Carolina 29716        with Fruit of the Loom, Inc. from 1978 until June 1998, including Vice
                                      President of Marketing from March 1995 through June 1998, Director of Marketing from January 1993 through February 1995 and Marketing Manager for Intimate
                                      Apparel from January 1989 through December 1992. She has over 20 years experience in the apparel industry.


(*)Donald H. Livingstone              Mr. Livingstone has served as a Director of TSI since August 1997. He has
610 Tanner Building                   been a Teaching Professor at the Brigham Young University Marriott School of
Brigham Young University              Management and the Director of its Center for Entrepreneurship since
Provo, Utah 84602                     September 1994. Mr. Livingstone also has served as a Trustee of the Eureka
                                      Family of Mutual Funds since August 1997 and as a Director of California
                                      Independent Bankcorp since October 1998. From 1976 through March 1995, he was a partner with Arthur Andersen LLP. He joined Arthur Andersen LLP in 1966.


(*)Eloy S. Vallina-Laguera            Mr. Vallina-Laguera has served as a Director of TSI and its predecessors
Citizen of Mexico                     since November 1989. He has been Chairman of the Board of Accel and its
Ave. Zarco 2401                       predecessor, Grupo Chihuahua, since its inception in 1979, and Chairman of
Chihuahua Chih.                       the Board of Elamex since 1990. He was Chairman of Banco Commercial Mexicano,
Mexico 31020                          later Multibanco Comermex, one of Mexico's largest commercial banks at that time, from 1971 until its expropriation in 1982.


Richard Domino                        Mr. Domino serves as Executive Vice President of TSI and as President of the TSI
                                      Private Brand division. He has served as President since November 1994. Mr. Domino served as Senior Vice President of Sales and Marketing from January 1994 to
                                      October 1994 and Vice President of Sales from December 1989 to December 1993. He has over 25 years experience in apparel-related sales and marketing.

Michael Mitchell                      Mr. Mitchell serves as Executive Vice President of TSI and President of Savane
                                      International division. He has served as President since March 1994. Mr. Mitchell has been employed by Savane since 1981 in various sales and marketing capacities.
                                      He also served on the Savane Board of Directors from March 1994 until June 1998.

Gregory L. Williams                   Mr. Williams has served as Executive Vice President and General Counsel of
                                      TSI since July 1999. Before joining TSI, Mr. Williams practiced commercial law in Tampa, Florida for 18 years.

                                   Schedule B
            Directors and Executive Officers of HB Acquisition Corp.

All information concerning the current business address, citizenship, principal occupation or employment and five-year employment history for each person identified below is the same as the information given in the paragraph 1 above.


         Director

         Michael Kagan

         Executive Officers

         Michael Kagan
         Gregory L. Williams